EXHIBIT 4.1
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Description of Capital Stock

    As of December 31, 2020, Robert Half International Inc., a Delaware corporation (the “Company”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and By-Laws, as amended and restated (the “By-Laws”), which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Shares

Pursuant to the Certificate of Incorporation, the total number of shares of stock that the Company has authority to issue is 265,000,000 shares, consisting of 260,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”).

The Company’s Board of Directors is authorized to issue Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences, rights, and qualifications, limitations or restrictions thereon as the Board of Directors may determine, and as are not stated and expressed in the Certificate of Incorporation, or any amendment thereto, which could affect the relative voting power or other rights of the holders of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder to one vote on each matter voted on by stockholders. Under Section 5 of Article II of the Company’s By-Laws, except where other provision is made by law, by the Certificate of Incorporation or by the By-Laws, all matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote on that matter. Except as provided in Section 5 of Article III of the Company’s By-Laws or as otherwise required by law or by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date for such meeting or the advance notice date for nominations at such meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. There is no cumulative voting.

Dividend Rights

The holders of shares of Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors.

Liquidation Rights

In the event of voluntary or involuntary liquidation of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders after all amounts to which the holders of shares of Preferred Stock are entitled have been paid or set aside in cash for payment.

Other Rights

The Company’s Common Stock has no conversion rights, sinking fund provisions, redemption provisions or preemptive rights.

Stock Exchange Listing

The Company’s Common Stock is listed on the New York Stock Exchange under the ticker symbol “RHI.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Computershare Investor Services.

Potential Anti-Takeover Effects of the Preferred Stock

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation and the By-Laws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. In other words, they could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Certain Provisions of the Certificate of Incorporation and the By-Laws
Under the By-Laws, a special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer or by order of the Board of Directors.
The By-Laws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.
Under the Certificate of Incorporation, the Board of Directors has the ability to authorize undesignated preferred stock which make it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.
Certain Provisions of Delaware Law
The Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company’s Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Company’s Common Stock.